Exhibit 2

First Quarter 2007 Highlights

  •
  Revenues in the first quarter of 2007 rose by 117% to $68.4 million compared to $31.5 million in the first quarter of 2006. Palladium revenues of $31.1 million increased by 85% while by-product metal revenues of $37.3 million improved by 154%.

  •
  Palladium sales in the quarter were realized at US$352 per oz compared to US$330 per oz in the comparable quarter last year, while by-product metal prices also realized considerable gains. Palladium accounted for 45% of first quarter total revenues while nickel continued to be an important revenue source at 28% of revenue.

  •
  Cash cost per ounce of palladium produced,(1) net of by-product metal revenues and royalties, decreased to a record low of US$15 per oz in Q1 2007 compared to US$329 per oz in Q1 2006. Improved ore grades and metal recoveries, strong by-product metal prices and a decrease in the open pit waste to ore strip ratio accounted for the improvement.

  •
  Operating cash flow for the quarter (before changes in non-cash working capital)(1) improved by $22.9 million to $22.5 million compared to cash used in operations of $0.4 million in 2006.

  •
  Net income for the quarter was $5.5 million or $0.10 per share compared to a net loss of $4.1 million or $0.08 per share in the first quarter last year.

  •
  Spot palladium prices during the quarter averaged US$346 per oz compared to US$290 per oz in the comparable quarter of 2006. The Company's performance is highly correlated to prevailing palladium prices and by-product metal prices as it continues to sell all its metal production into the spot markets.

Management's Discussion and Analysis

        The following is Management's Discussion and Analysis of the financial condition and results of operations to enable a reader to assess material changes in financial condition and results of operations for the three months ended March 31, 2007, compared to those of the respective period in prior years. All amounts are in Canadian dollars unless otherwise noted. This Management's Discussion and Analysis has been prepared as of May 9th, 2007. This Management's Discussion and Analysis is intended to supplement and complement the unaudited consolidated financial statements and notes thereto for the three months ended March 31, 2007 (collectively, the "Financial Statements"). You are encouraged to review the Financial Statements and the most recent audited financial statements and Management's Discussion and Analysis included in the 2006 Annual Report, in conjunction with your review of this Management's Discussion and Analysis.

OVERVIEW AND STRATEGIC ACTIVITIES

        North American Palladium Ltd. (the "Company") operates the Lac des Iles mine located 85 km northwest of Thunder Bay, Ontario. The mine is Canada's only primary producer of platinum group metals ("PGM"). In addition to palladium, the Company earns substantial revenue from by-product nickel, platinum, gold and copper. Palladium's primary use continues to be in the auto industry where it is an important component in controlling exhaust emissions as mandated by stringent hydrocarbon emission standards for cars, light trucks and SUVs, particularly in the United States, Europe and Japan. In addition, palladium is consumed in the dental, electronics, jewelry and chemical sectors.

        The Company commenced the development of an underground mine at its Lac des Iles operation in the second quarter of 2004, which was completed in March 2006. The Company began full production from the underground operations on April 1, 2006 and effective this date the production from the underground operations has been reflected in the operating results of the Company.

(1)
Non-GAAP measure. Reference should be made to footnote 1 at the end of this MD&A.

        In 2006 the Company continued its exploration of the Offset High Grade Zone ("OHGZ") at the Lac des Iles mine, where work has now been completed on an exploration drift that will expedite further definition drilling in the OHGZ in order to better define and increase confidence of the mineral resource estimate within the upper portion of the OHGZ. Drilling from this exploration drift is expected to commence early in the second quarter of 2007. The OHGZ remains open along strike and at depth. On February 23, 2007 an updated mineral resource estimate was completed by Scott Wilson Roscoe Postle Associates Inc. (available on Sedar) comprising the OHGZ and the Roby Footwall Zone. This estimate suggests an indicated resource of 3.24 million tonnes grading 5.45 grams per tonne Pd and an inferred resource of 12.80 million tonnes grading 5.25 grams per tonne Pd calculated at a cut-off grade of 3.6 grams of Pd equivalent per tonne.

        On December 3, 2003, the Company entered into a 50:50 option and joint venture agreement with Inco Limited on the Haines-Conacher property that surrounds the past producing Shebandowan mine. The agreement was subsequently amended March 31, 2006 to include the mine. The nickel-copper-PGM Shebandowan Project is located approximately 100 km southwest of the Lac des Iles mine.

        Successive diamond drilling programs in 2005 and 2006 were carried out on three relatively shallow mineralized zones known as the West, Road and "D" zones. Preparation of a Technical Report in compliance with National Instrument 43-101 that will disclose the results of a mineral resource estimate by an independent Qualified Person is in progress.

        On March 24, 2006, the Company signed a framework agreement with subsidiaries of Gold Fields Limited to earn a 60% interest in certain mineral interests in Finland known as the Arctic Platinum Project ("APP"). The agreement is subject to a back-in right in favour of Gold Fields which, if exercised, would decrease the Company's interest to 50% less one share. The APP includes several advanced-stage PGM projects. In order to earn the 60% interest and become the project operator, the Company must incur US$12.5 million in approved expenditures, complete a feasibility study, make a production decision, and pay Gold Fields up to US$45.0 million (for a 60% interest) through the issuance of the Company's common shares (approximately 9.2 million shares) on or before August 31, 2008. As at March 31, 2007, the Company has incurred $8.5 million (US$7.4 million) in expenditures on the APP and these costs have been charged to exploration expense.

        The Company commenced work on the APP late in the first quarter of 2006. Three drills were mobilized into the Narkaus area to commence exploration and infill drilling on the Siika-Kama, Kuohunki and Nutturalampi targets. Forty-nine holes totaling 8,716 meters were completed and the results from this program were released on October 30, 2006. At Suhanko, which was the subject of the 2005 feasibility study carried out by Gold Fields, updated resource models have been completed. The Company has contracted Aker Kvaerner ASA to complete a re-scoping study and P&E Mining Consultants Inc. to conduct the open pit designs and optimization. The Company expects that the results of the re-scoping study will be disclosed during the second quarter of 2007.

        Currently, the Company is delivering and selling all of its palladium production into the spot market with one or more commodity dealers and manufacturers. For the three months ended March 31, 2007, the Company realized a weighted average cash price of US$338 per ounce on its physical deliveries of palladium into the spot market. The Company expects the improvement in the palladium price to continue (average spot price of US$346 per ounce for the first quarter of 2007 compared to an average price of US$290 per ounce for same period last year) with the continuing increase in global demand for palladium. The palladium price has displayed consistent strength over recent quarters reflective of the tightening supply/demand fundamentals and historically significant pricing differentials between palladium and platinum that are giving rise to substitution, particularly in the autocatalyst sector.

Source: Johnson Matthey

        In 2004, the Company commenced a hedging strategy, the objective of which was to reduce the variability of cash flows associated with revenues. During 2007 and throughout 2006, the Company chose to sell into the spot market and the Company does not currently have any commodity or foreign exchange hedging.

PRODUCTION STATISTICS

	Three Months Ended March 31
	2007	2006
Palladium (oz)	78,805	47,015
Payable Palladium (oz)	72,106	42,784
Platinum (oz)	6,862	4,698
Gold (oz)	4,890	3,615
Copper (lbs)	1,370,113	1,213,394
Nickel (lbs)	812,385	616,037

Ore Tonnes Milled	1,288,540	1,125,710
Ore Tonnes Mined — Underground	201,221	103,545
Ore Tonnes Mined — Open Pit	1,198,022	1,075,597
Waste Tonnes Mined — Open Pit	1,856,919	2,366,675

Waste Strip Ratio	1.55:1	2.20:1

SUMMARY OF QUARTERLY RESULTS
(thousands of dollars except per share amounts)

	2005			2006				2007
	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1
Revenue from metal sales	23,544	17,247	25,609	31,492	35,519	41,431	50,758	68,439
Cash flow from operations, prior to changes in non-cash working capital *	(9,900)	(17,105)	(6,892)	(362)	(3,105)	2,758	11,024	22,549
Exploration expense	1,662	1,721	3,701	2,024	2,659	2,576	4,572	3,228
Net income (loss)	(15,228)	(19,610)	(11,037)	(4,141)	(11,325)	(11,247)	(7,396)	5,507
Basic net income (loss) per share	(0.29)	(0.37)	(0.21)	(0.08)	(0.22)	(0.21)	(0.14)	0.10
Fully diluted net income (loss) per share	(0.29)	(0.38)	(0.21)	(0.08)	(0.22)	(0.21)	(0.14)	0.10

*
Includes exploration expense.

RESULTS OF OPERATIONS

        The Company realized net income for the three months ended March 31, 2007 of $5.5 million or $0.10 per share on revenues of $68.4 million compared to a net loss of $4.1 million or $0.08 per share on revenues of $31.5 million for the corresponding period in 2006. The improvement in operating results compared to 2006 is primarily due to increased revenue being realized from higher palladium (68% increase) and by-product metal production, as well as higher average prices for palladium and all by-product metals. Revenue in the first quarter of 2007 from the sale of palladium was $31.1 million (45% of total revenue) compared to $16.8 million (53% of total revenue) in 2006. For the three months ended March 31, 2007, palladium sales were recorded at US$352 per ounce in comparison to an average of US$330 in the corresponding period in 2006 (palladium production sold to third-party smelters takes up to six months from time of receipt at the smelter to settle the final delivery and pricing). This improvement is in line with the Company's outlook on palladium prices. The forecasted increase in global demand for palladium, the price spread between platinum and palladium and increasing demand for palladium jewelry supports the Company's view that demand for palladium should continue to strengthen.

        By-product metal pricing also continued to strengthen throughout the quarter. Revenue from by-product metal sales increased by 154% to $37.3 million in the three months ended March 31, 2007 compared to $14.7 million in the first quarter of 2006, a reflection of both the increased production, as well as the improved price levels for all by-products. In particular, nickel sales rose to 28% of total revenue, up from 15% in the corresponding quarter of 2006. Prices for by-product metals in 2007 compared to 2006, were platinum at US$1,244 per oz. (2006 — US$1,073), nickel at US$19.87 per lb (2006 — US$6.96), gold at US$661 per oz. (2006 — US$581) and copper at US$3.11 per lb (2006 — US$2.48).

        During the three months ended March 31, 2007, the mill processed 1,288,540 tonnes of ore at an average of 14,317 tonnes per day, producing 78,805 ounces of palladium, compared to 1,125,710 tonnes of ore at an average of 12,508 tonnes per day, producing 47,015 ounces of palladium in the first quarter of 2006. In the first quarter of 2007, the average palladium head grade was 2.48 grams per tonne compared to 1.79 grams per tonne in the corresponding period of 2006. The improved head grade can be attributed to production from the underground mine, which commenced commercial production in April 2006. During the three months ended March 31, 2007, 201,221 tonnes of ore extracted from the underground mine, with an average palladium grade of 6.00 grams per tonne, was part of the mill feed, while for the three months ended March 31, 2006, there was no commercial production. For the first quarter of 2007, palladium recoveries were 76.6% as compared to 72.7% in first quarter of 2006, while mill availability in the period improved to 94.5% compared to 84.9%. This improvement reflects the continued progress in improving the throughput and availability of the mill by addressing and systematically resolving the previously identified issues including flotation circuit improvements, implementation of proactive preventative maintenance programs, changes to the mill flow sheet, reagent mix and the quality of recycled water, as reported in the fourth quarter of 2006.

        Total production costs for the three months ended March 31, 2007 of $33.3 million increased from the $24.3 million in the prior year, mainly due to the inclusion of the underground mine production costs, which for the corresponding period in 2006 were capitalized as pre-production costs. However, unit cash costs(1) to produce palladium (production costs including overhead and smelter treatment, refining and freight costs), net of by-product metal revenues and royalties, decreased to a record low of US$15 per ounce in the first quarter of 2007 compared to US$329 per ounce in the corresponding period in 2006. The decrease in unit cash costs was primarily the result of improved ore grades, higher metal recoveries and stronger commodities prices. Palladium production increased by 68% to 78,805 ounces in 2007 compared to 47,015 ounces in 2006, while revenue from by-product metals rose by 154%. In addition, there was a decrease in the open pit waste to ore strip ratio to 1.55:1 in the first quarter of 2007, compared to 2.20:1 in 2006. Notwithstanding excellent performance, there continues to be pressure on costs, particularly steel, tires (due to the current world supply constraints), power and diesel fuel.

        The Company reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment is considered to exist if total estimated future undiscounted cash flows are less than the carrying amount of the asset. The Company's management believes an impairment charge and a corresponding reduction in the carrying value of its mining interests is not required. Assumptions underlying future cash flow estimates are subject to risk and uncertainty. Any differences between significant assumptions and market conditions such as metal prices, exchange rates, recoverable metal, and/or the Company's operating performance could have a material effect on the Company's ability to recover the carrying amounts of its long-lived assets resulting in possible impairment charges.

        Non-cash amortization increased to $11.9 million in the first quarter of 2007 compared to $3.6 million in the corresponding period in 2006. The higher amortization is attributable to the 68% increase in palladium production and the first quarter 2007 amortization of the underground mine development costs, which commenced with commercial production in April 2006.

        Exploration expense increased to $3.2 million in the first quarter of 2007 compared to $2.0 million in the corresponding period last year. Included in 2007 is $1.7 million spent on the APP as the Company continues its activities in Finland. Costs associated with the APP project are being charged to exploration expense as incurred until it is determined whether the project can be economically developed, at which time they will be capitalized. In addition, the Company continued its exploration of the OHGZ at the Lac des Iles mine, with work continuing on the exploration drift to allow more effective drilling access to the upper portion of the OHGZ. Diamond drilling is expected to commence in the second quarter of 2007. Work continues on the Shebandowan nickel-copper-PGM project and drill results from its Phase II drill campaign were announced in a press release on May 1, 2007. A Technical Report prepared in compliance with the requirements of National Instrument 43-101 will disclose the results of the mineral resource estimate and is expected to be available during the second quarter of 2007.

        For the three months ended March 31, 2007, there was a $12.9 million profit from mining operations compared to a $3.5 million loss in the corresponding period of 2006. This improvement in earnings was mainly attributable to increased production and higher metals prices, particularly a 68% increase in palladium production and improved pricing for palladium. Palladium sales were recorded at US$352 per ounce for 2007, compared to an average of US$330 in the same period last year. In addition, there were significant increases in the volumes of by-product metals, along with the improved pricing for all by-products.

        Other income and expense, which includes interest income and expense, accretion expense on the convertible notes and foreign exchange gains and losses, was an expense of $5.9 million in first quarter of 2007 compared to $1.4 million in the corresponding period of 2006. The increase in 2007 is mainly due to the recognition of non-cash accretion expenses of $4.3 million (2006 — $nil) relating to the convertible notes payable. For the first quarter of 2007, the Company incurred interest expense on long-term debt of $1.5 million compared to $0.7 million in the same period last year. The increased interest expense in the current quarter is attributable to the additional interest expense incurred on the convertible notes payable that commenced in April, 2006. To date, this expense has been settled with the issue of common shares (2007 — 68,138 shares issued; first quarter 2006 — nil), pursuant to the convertible note holders' directions. In the current quarter, there was a foreign exchange gain of $0.6 million compared to a loss of $0.3 million in 2006. The foreign exchange gain relates primarily to the Company's US dollar denominated credit facilities and the convertible notes. Interest income in the first quarter 2007 was $0.1 million unchanged from 2006.

        For the three months ended March 31, 2007, the Company reported a net income of $5.5 million or $0.10 per share compared to net loss of $4.1 million or $0.08 per share for the three months ended March 31, 2006.

LIQUIDITY AND CAPITAL RESOURCES

        Cash provided by operations(1) (prior to changes in non-cash working capital) was $22.5 million in the three months ended March 31, 2007, compared to cash used in operations of $0.4 million in 2006. The $22.9 million improvement was mainly attributable to increased production and higher metals prices. Particularly there was a 68% increase in production and improved pricing for palladium. Increases in the volume of by-product metals production, coupled with improved pricing for all by-products, resulted in a 154% increase in by-product revenues. This improved revenue more than offset the increase in operating costs that arose from the inclusion of expenses related to production from the underground mining operation that commenced commercial production in April 2006. Changes in non-cash working capital required $16.0 million of cash in the three months ended March 31, 2007, as compared to $10.1 million for the corresponding period of 2006. Palladium awaiting settlement increased to 132,554 ounces at March 31, 2007 compared to 129,496 ounces at December 31, 2006. The increase in the physical quantity of metal in the concentrate awaiting settlement, combined with the higher palladium and by-product prices used to value the concentrate awaiting settlement resulted in a $21.9 million (27%) increase in the value of concentrate awaiting settlement. This was partially offset by the receipt of the first advance from Auramet Trading, LLC, ("Auramet") under the palladium and platinum advance purchase facility of $4.4 million. After allowing for non-cash working capital changes, cash provided by operations was $6.5 million in the three months ended March 31, 2007 compared to cash usage of $10.4 million in the three months ended March 31, 2006.

        The Company completed a private placement of 550,000 flow-through common shares at $11.00 per share for gross proceeds of $6.0 million on February 27, 2007. These proceeds will be used to expedite work on the Shebandowan Project.

        Investing activities required $4.5 million of cash in the first quarter of 2007, the majority of which was attributable to the ongoing lateral development for the underground mine and the 2007 expansion of the tailings management facilities. This compares with $7.4 million of net investing activities in the same period last year, which was mainly related to the underground mine development.

        The Company's debt position reduced to $69.9 million at March 31, 2007 compared to $74.9 million at December 31, 2006, due to the repayment of the Kaiser-Francis Oil Company ("Kaiser-Francis") credit facility from the first advance under the Auramet palladium and platinum advance purchase agreement, as well as scheduled repayments in connection with its long term debt facility.

        On October 12, 2006 the Company closed a transaction with Kaiser-Francis for a US$5.0 million short term working capital loan maturing December 31, 2006. The interest rate under the loan is the 30 day LIBOR plus 2.5% per annum. The Company paid a commitment fee of US$37,500 and amounts not drawn under the loan were subject to a standby fee of 0.125% per annum. In connection with the loan, the Company granted to Kaiser-Francis a first priority security interest on the inventory and receivables of the Company. On December 13, 2006 the maturity date was extended to March 31, 2007, with no other changes in terms. The Company paid a commitment fee of US$25,000 for the extension. In accordance with the terms of the Auramet palladium and platinum advance purchase agreement, the first advance received from Auramet on March 7, 2007 was used to repay this loan to Kaiser-Francis.

        As at March 31, 2007, the Company had cash of approximately $2.9 million (December 31, 2006 — $3.2 million) and working capital of $66.3 million (December 31, 2006 — $50.8 million). The Company recognized its need for additional working capital to fund its expected operations over the next twelve months as the inventory of concentrate awaiting settlement continues to increase and as the lateral development of the underground mine continues. To meet this need the Company entered into a platinum and palladium advance purchase facility with Auramet by which the Company may, at its election, receive advance payments not exceeding an aggregate maximum amount of US$25.0 million. The Company is required to pay monthly a commitment fee of 0.5% per annum, on the unused portion of the Auramet facility. As at March 31, 2007, the Company had received one advance from Auramet of US$7.8 million, of which US$5.0 million was used to repay the Kaiser-Francis credit facility. Metals for some of this advance were delivered in March and as at March 31, 2007 the Company had an obligation to deliver 10,000 ounces of palladium and 500 ounces of platinum in satisfaction of the outstanding balance of US$3.8 million. The Company is continuing to review various other financing options.

CONTRACTUAL OBLIGATIONS

As at March 31, 2007
(thousands of dollars)

	Payments Due by Period
	Total	1 Year	1-3 Years	4-5 Years
Senior credit facility	$15,778	$6,578	$9,200	$—
Capital lease obligations	5,613	2,033	3,355	225
Convertible notes payable	48,458	28,788	19,670	—
Interest obligations	2,917	1,520	1,372	25
Operating leases	4,212	1,549	2,075	588
Other purchase obligations	1,745	1,745	—	—

	$78,723	$42,213	$35,672	$838

        There are no payments due after five years.

RELATED PARTY TRANSACTIONS

        In December 2001, Kaiser-Francis provided a US$20.0 million non-revolving credit facility to finance the Company's working capital requirements. In the second quarter of 2004, the Kaiser-Francis credit facility was extended to June 30, 2006. Interest was based on the 30-day LIBOR plus 2.50% and the standby fee is 0.125% per annum. The amount paid to Kaiser-Francis for interest and standby fee on this facility was $0.6 million in 2006 compared to $0.8 million in 2005. This facility was repaid on June 23, 2006 pursuant to the terms of the Series II convertible note issued on that date.

        On October 12, 2006 the Company closed a transaction with Kaiser-Francis for a US$5.0 million short term working capital loan maturing December 31, 2006. On December 13, 2006, the maturity date was extended to March 31, 2007. Interest on this new facility is based on the 30-day LIBOR plus 2.5% and the standby fee is 0.125% per annum. This facility was repaid on March 7, 2007, pursuant to the terms of the platinum and palladium advance purchase agreement with Auramet. Kaiser-Francis holds approximately 50% of the common shares of the Company.

MANAGEMENT'S OUTLOOK

        There is no apparent pattern of variability or seasonality affecting the Company's operations. The principal drivers of the Company's performance are its monthly production of PGM and by-product metals from its Lac des Iles mine and the corresponding world spot prices of such metals.

        Production for the first quarter of 2007 was 78,805 ounces of palladium with an average palladium head grade of 2.48 grams per tonne. This was a further improvement on the 2006 fourth quarter's palladium production of 73,242 ounces with an average head grade of 2.52 grams per tonne and a 68% increase over the previous year's production of 47,015 ounces, with a headgrade of 1.79 grams per tonne, during the same period. The improved head grade compared to the same period last year can be attributed to production from the underground mine, which commenced production in April 2006. During the first quarter, the underground mine averaged 2,236 tonnes per day at an average head grade of 6.00 grams per tonne. In addition mill availability reached 94.5% during the quarter, about 10% above the same period last year, and a continuation of the fourth quarter results reflecting the determined efforts throughout the early part of last year to resolve the previous operating challenges. This excellent performance, along with the continued strength of the metals markets, resulted in a profit of $5.5 million in the first quarter and a $12.9 million improvement compared to the fourth quarter's loss of $7.4 million. Palladium production in 2007 is expected to continue to improve to approximately 290,000 ounces, with a full year of production from the underground mine and an expected average blended head grade increase in 2007 in line with the historical averages of the mine.

        The Company's exploration program will continue in 2007, with approximately $15.0 million being allocated to exploration activities. An important component of the exploration program is the continuation of activities on the APP in Finland, with a preliminary scoping scheduled to be completed by the end of the first half of 2007. In addition, the Company continues to focus on the further definition of the OHGZ at Lac des Iles and projects such as the Shebandowan project. In addition, a key strategy moving forward will be to continue the pursuit of quality PGM/Ni opportunities.

        The Company believes that the surplus pressures of the early 2000's have abated and that there is evidence to support the view that the palladium market is moving towards more of a demand-driven pricing environment. This is being evidenced by increasing global catalytic demand, fueled by growing low tolerance emission legislation, and rapid technological advances which exploit pricing differentials between palladium and platinum.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

        Critical accounting policies generally include estimates that are highly uncertain and for which changes in those estimates could materially impact the Company's financial statements. The following accounting policies are considered critical:

(a)   Comprehensive Income and Equity

        The Company adopted CICA Handbook Section 1530, "Comprehensive Income", and Section 3251, "Equity", effective January 1, 2007. Section 1530 establishes standards for reporting comprehensive income. These standards require that an enterprise present comprehensive income and its components, in a separate financial statement that is displayed with the same prominence as other financial statements. Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting period. The requirements in Section 3251 are in addition to Section 1530. The Company has determined that there is no impact in the determination of Comprehensive Income and Equity for the three months ended March 31, 2007.

(b)   Financial Instruments — Recognition and Measurement

        In January 2005, the CICA released new Handbook section 3855, "Financial Instruments — Recognition and Measurement", effective for annual and interim periods beginning on or after October 1, 2006. This new section establishes standards for the recognition and measurement of all financial instruments, provides a characteristics-based definition of a derivative financial instrument, provides criteria to be used to determine when a financial instrument should be recognized, and provides criteria to be used when a financial instrument is to be extinguished. The Company has adopted this effective January 1, 2007 which had no impact on retained earnings.

        The CICA has also reissued section 3860 of the CICA Handbook as section 3861, Financial Instruments — Disclosure and Presentation, which establishes standards for presentation of financial instruments and non financial derivatives and identifies the information that should be disclosed. The revisions come into effect for fiscal years beginning on or after October 1, 2006. The Company has adopted this effective January 1, 2007. The effect of these new standards was immaterial.

(c)   Impairment assessments of long-lived assets

        Each year, the Company reviews the mining plan for the remaining life of mine. Significant changes in the mine plan can occur as a result of mining experience, mineral reserve estimates based on assessed geological and engineering analysis, new discoveries, changes in mining methods and production rates, process changes, investments in new equipment and technology, metal prices, estimates of future production costs and other factors. Based on year-end ore reserves and the current mine plan, the Company reviews annually its accounting estimates and makes adjustments accordingly.

        The Company assesses long-lived assets for recoverability on an annual basis. When the carrying value of a long-lived asset is less than its net recoverable value, as determined on an undiscounted basis, an impairment loss is recognized to the extent that its fair value, measured as the discounted cash flows over the life of the asset.

        Assumptions underlying future cash flow estimates are subject to risk and uncertainty. Any differences between significant assumptions and market conditions such as metal prices, exchange rates, recoverable metal, and/or the Company's operating performance could have a material effect on the Company's ability to recover the carrying amounts of its long-lived assets resulting in possible additional impairment changes.

(d)   Amortization of mining interests

        The Company amortizes a large portion of its mining interests using the unit of production method based on proven and probable reserves.

(e)   Revenue Recognition

        Revenue from the sale of palladium and by-product metals is recognized net of royalties upon the delivery of concentrate to the smelter, which is when title transfers and the rights and obligations of ownership pass. The Company's metals are sold under contracts that provide for final prices that are determined by quoted market prices in a period subsequent to the date of sale. Variations from the provisionally priced sales are recognized as revenue adjustments as they occur until the price is finalized. Provisional pricing is based upon market prices in the month of recognition. Concentrate awaiting settlement at the smelter is net of estimated treatment and refining costs.

(f)    Mine Restoration Obligation

        Asset retirement obligations are recognized when incurred and recorded as liabilities at fair value. The amount of the liability is subject to re-measurement at each reporting period. The liability is accreted over time through periodic charges to earnings. In addition, the asset retirement obligation is capitalized as part of mining interests and amortized over the estimated life of the mine. The estimated asset retirement obligation may change materially based on future changes in operations, costs of reclamation and closure activities, and regulatory requirements.

RECENT ACCOUNTING PRONOUNCEMENTS ISSUED BUT NOT YET ADOPTED

(a)   Financial Instruments — Recognition and Measurement

        In December 2006, the CICA released new Handbook sections 3862, "Financial Instruments — Disclosures", and 3863, "Financial Instruments — Presentation", effective for fiscal years beginning on or after October 1, 2007. Section 3862, describes the required disclosures related to the significance of financial instruments on the Company's financial position and performance and the nature and extent of risks arising for financial instruments to which the entity is exposed and how the entity manages those risks. This section complements handbook sections 3855, "Financial Instruments — Recognition and Measurements"; 3863, "Financial Instruments — Presentation; and 3865, "Hedges". Section 3863, establishes standards for presentation of financial instruments and non financial derivatives. This section complements handbook section 3861, "Financial Instruments — Disclosure and Presentation". The Company has not yet determined the effect these new standards will have on its financial position and results of operations.

(b)   Capital Disclosures

        In December 2006, the CICA released new Handbook section 1535, "Capital Disclosures", which establishes standards for disclosing information about a Company's capital and how it is managed, to enable users of financial statements to evaluate the Company's objectives, policies and procedures for managing capital. This section will apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. The Company has not yet determined the effect these new standards will have on its financial position and results of operations.

OTHER INFORMATION

        Additional information regarding the Company is included in the Company's Annual Information Form and Annual Report on Form 40-F which are filed with the Canadian securities regulators and the United States Securities and Exchange Commission, respectively. A copy of the Company's Annual Information Form is posted on the SEDAR website at www.sedar.com. A copy of the Annual Report or Form 40-F can be obtained from the United States Securities and Exchange Commission's website at www.sec.gov.

OUTSTANDING SHARE DATA

        As of May 9th, 2007, there were 53,595,398 common shares of the Company outstanding and options outstanding pursuant to the 1995 Corporate Stock Option Plan entitling holders thereof to acquire 388,633 common shares of the Company at an average strike price of $9.98.

RISKS AND UNCERTAINTIES

        The price of palladium is the most significant factor influencing the profitability of the Company. In the three months ended March 31, 2007, sales of palladium accounted for approximately 45% (March 31, 2006 — approximately 53%) of the Company's revenue. Many factors influence the price of palladium, including global supply and demand, speculative activities, international political and economic conditions and production levels and costs in other PGM producing countries, particularly Russia and South Africa. The possible development of a substitute alloy or synthetic material, which has catalytic characteristics similar to platinum group metals, may result in a future decrease in demand for palladium and platinum.

        Currency fluctuations may affect cash flow since production currently is sold in United States dollars, whereas the Company's administration, operating and exploration expenses are incurred mainly in Canadian dollars. As a result, changes in the exchange rate between Canadian and United States dollars can affect revenue and profitability.

        The Company is dependent on one mine for its metal production. The business of mining is generally subject to risks and hazards, including environmental hazards, industrial accidents, metallurgical and other processing problems, unusual and unexpected rock formations, pit slope failures, flooding and periodic interruptions due to inclement weather conditions or other acts of nature, mechanical equipment and facility performance problems and the availability of materials and equipment. These risks could result in damage to, or destruction of, the Company's properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. Although the Company maintains insurance in respect of the mining operations that is within ranges of coverage consistent with industry practice, such insurance may not provide coverage of all the risks associated with mining. Currently the Company sells all of its concentrate to one smelting firm under a contract that expires on May 31, 2007. Management is currently negotiating with the smelter and believes it will be successful in negotiating an extension and/or new agreement with the smelting firm, but cannot guarantee that this will occur.

DISCLOSURE CONTROLS AND PROCEDURES

        Management is responsible for the information disclosed in this management's discussion and analysis and has in place the appropriate information systems, procedures and controls to ensure that information used internally by management and disclosed externally is, in all material respects, complete and reliable. As at the period ended March 31, 2007, the Chief Executive Officer and Chief Financial Officer certify that they have designed, or caused to be designed under their supervision, disclosure controls and procedures to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

        The effectiveness of these controls is evaluated annually through regular internal audits. Our external auditors have not conducted a review or audit of the controls or the documentation relating to this initiative.

INTERNAL CONTROL OVER FINANCIAL REPORTING

        As at the period ended March 31, 2007, the Chief Executive Officer and Chief Financial Officer certify that they have designed, or caused to be designed under their supervision, internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with GAAP.

        The Company is dependent upon the services of a small number of members of senior management. During the most recent interim period, certain vacancies within key senior management positions existed within the Company. Such vacancies within the company had the potential to materially affect the Company's internal control over financial reporting with respect to certain disclosures and the accounting for complex and non-routine accounting transactions. In response to this potential weakness in controls, the Company contracted to retain certain services of the former senior management personnel, external consultants and counsel, and internally reallocated key reporting duties amongst its senior personnel until such time as the vacancies could be filled. As a result of these actions, these weaknesses have not resulted in a misstatement in our interim or annual financial statements.

        For the Company, as with many other public companies not required to comply under SEC regulations in the United States, the examination of these controls is the first major impact of Sarbanes Oxley regulations as they become adopted in Canada. Historically, we have been confident in our ability to report accurate financial information on a timely basis and we were comfortable that the control environment that existed to enable this reporting was sufficient and appropriate. The real impact of this requirement then is not to change our controls or the control environment but to require us to document the various forms that these controls take and provide a basis for measuring the effectiveness of these controls annually through regular audits. Our external auditors have not conducted a review or audit of the controls or the documentation relating to this initiative.

1 NON-GAAP MEASURES

        Cash cost per ounce and operating cash flow are not recognized measures under Canadian GAAP. Such non-GAAP financial measures do not have any standardized meaning prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. Management uses these measures internally. The use of these measures enables management to better assess performance trends. Management understands that a number of investors and others who follow the Company's performance assess performance in this way. Management believes that these measures better reflect the Company's performance for the current period and are a better indication of its expected performance in future periods. This data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. The following table reconciles these non-GAAP measures to the most directly comparable Canadian GAAP measure:

(a)
Reconciliation of Cash Cost per Ounce to Financial Statements

Three Months Ended March 31
(thousands of dollars except per ounce amounts)

	2007	2006
Production costs including overhead	$33,252	$24,311
Smelter treatment, refining and freight costs	5,262	2,714

	38,514	27,025
Less: by-product metal revenue	(37,333)	(14,717)
	1,181	12,308
Divided by ounces of palladium	70,634	32,057
Cash cost per ounce (C$)	17	384
C$ exchange rate	1.1530	1.1671

Cash cost per ounce (US$)	15	329

(b)
Reconciliation of Cash Flow from Operations, Prior to Changes in Non-Cash Working Capital (Operating Cash Flow) to Financial Statements

Three Months Ended March 31
(thousands of dollars)

	2007	2006
Operating Cash Flow	$22,549	$(362)
Changes in Non-cash Working Capital	(16,001)	(10,082)

Cash Provided by Operating Activities	$6,548	$(10,444)

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

        Certain information included in this MD&A, including any information as to our future financial or operating performance and other statements that express management's expectations or estimates of future performance, constitute "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. The words "expect", "believe", "will", "intend", "estimate" and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These statements are based on certain factors and assumptions, including but not limited to, the assumption that market fundamentals will result in increased palladium demand and prices and sustained by-product metal demand and prices; the integrated operation of the Company's underground mine and the open pit mine remain viable operationally and economically; financing is available on reasonable terms; expectations for blended mill feed head grade and mill performance will proceed as expected; new mine plan scenarios will be viable operationally and economically; and plans for mill production, sustainable recoveries from the Lac des Iles mine, exploration at Lac des Iles and elsewhere will all proceed as expected. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of North American Palladium to be materially different from the Company's estimated future results, performance or achievements expressed or implied by those forward-looking statements and that the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: metal price volatility; economic and political events affecting metal supply and demand; changes in the regulatory environment; fluctuations in ore grade or ore tonnes milled; geological, technical, mining or processing problems; future production; changes in the life-of-mine plan or the ultimate pit design; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of mineral reserves; adverse changes in our credit rating; and the risks involved in the exploration, development and mining business. These factors are discussed in greater detail in the Company's most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise. Readers are cautioned not to put undue reliance on these forward-looking statements.